NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Wells Fargo & Company.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Wells Fargo and Company [NYSE:WFC]: Due to the Company’s Failure to Set Adequate Net-Zero by 2050 Targets, Realign Fossil Fuel Financing and Policies to Limit Global Warming to 1.5°C, and Measure and Disclose Climate Impact:

●	Vote AGAINST Chair Charles H. Noski (Item 1.G) is Warranted

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Wells Fargo (Wells) has been the world’s third largest financier of fossil fuels over the last five years, with $223 billion in lending and underwriting over 2016-20, according to the Rainforest Action Network.1 It is the world’s leading funder of fracked oil and gas.2

Financial services companies, as providers of financing, advisory and underwriting services to fossil fuel projects and fossil fuel-intensive companies, have the power to accelerate or stall the decarbonization necessary to limit warming to 1.5°C. Failure to set ambitious decarbonization targets in line with 1.5°C pathways, measure and disclose climate impact, and align companies’ business plans to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable.

Failure to set adequate net-zero targets

Net-zero by 2050 commitment for financed emissions	✓
Commitment to set interim targets within a year, pursuant to a net-zero financed emissions target	X

In March 2021, Wells Fargo announced it was committed to net zero financed emissions by 2050.3 However, Wells Fargo has not yet announced interim targets. The firm has committed only to setting and disclosing targets “for select carbon intensive portfolios - including the oil and gas sectors, and power sector - no later than the end of 2022.” With regard to additional sectors, Wells says only that targets will be announced within an unspecified “reasonable time.”4

Fossil fuel financing and policies not aligned with 1.5°C pathways

Robust near-term exclusion policies for fossil fuel intensive companies and projects, in particular Arctic and tar sands oil and gas, and coal mining and power production	X

Wells has announced an end to financing of new coal-fired power plants and expansion or development of coal mines but reports no exclusion policies related to tar sands, LNG, fracking or offshore fossil fuel.5 As a result of its failure to adopt broader exclusions, Wells serves as the “world’s top fracking funder,” according to the Rainforest Action Network.6 Though it has announced an end to financing of new coal-fired power plants and expansion or development of coal mines,7 Wells has only committed to reducing credit exposure to coal mining companies, rather than ending finance altogether.8

Disclosure and measurement of climate impact

Disclose and measure climate impact and financed emissions through a rigorous and accepted framework	X

Unlike 108 other financial institutions, including 16 banks based in the U.S., Wells has not joined the Partnership for Carbon Accounting Financials (PCAF), a group of financial institutions committed to measuring and disclosing greenhouse gas emissions associated with their portfolios.9 It has not disclosed Scope 3 financed emissions.10

Conclusion: Wells Fargo has failed to announce interim targets for reducing financed greenhouse gas emissions, has said it may take until the end of 2022 to set targets which will cover only two sectors of the economy and has fixed no date for setting targets covering its entire portfolio. Unlike more than 100 financial institutions, including many of its largest U.S. competitors, Wells has failed to commit to work with the standard-setting PCAF. Therefore, we recommend that shareholders vote AGAINST Chair Charles H. Noski (Item 1.G) at the company’s annual meeting on April 27, 2021.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is a systemic, escalating, and irreversible crisis––for which corporate boards urgently need to take responsibility. The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net-zero by 2050 at the latest.11 That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, executive pay, and policy influence to those targets.

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole, and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks, and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool –– their proxy voting power––to vote against directors. Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

In particular, major asset managers like BlackRock and Vanguard, who hold outsized voting power at the majority of S&P 500 companies, must use their power to oppose directors on boards who have failed to take up this leadership.

Action this year is critical, and momentum is growing to oust the directors who are ill-equipped to lead companies to rapid decarbonization. In 2020, a coalition successfully pushed for Lee Raymond, the chief architect of ExxonMobil’s climate denial strategy, to lose his position leading the JPMorgan Chase board of directors.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against these directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Four Key Sectors Are Critical To Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for dark money used to influence critical climate policies, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net-zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Banks

Financial services companies, as providers of financing, advisory and underwriting services to fossil fuel projects and fossil fuel-intensive companies, have the power to accelerate or stall the decarbonization necessary to limit warming to 1.5°C. Given the capital intensity of the oil and gas, utility, and automotive manufacturing industries, financial services companies have a crucial role to play in decarbonizing those and other sectors.

Target setting

The first step for any U.S. bank in aligning its activities with limiting warming to 1.5°C is committing to reducing its Scope 3 financed emissions to net-zero by 2050 at the latest. While many banks have yet to disclose interim targets, banks should at a minimum indicate their plan for establishing short- and medium-term milestones, including science-based interim targets for 2025 and 2030 by the end of 2021.

Key data sources:

-	Science-Based Targets Initiative (SBTI), Companies list and Sector Guidance[12]
-	Carbon Disclosure Project (CDP), search company survey responses[13]
-	Rainforest Action Network (RAN), Banking on Climate Chaos report[14]

Capital allocation and investment

Bank exclusion policies for fossil fuel expansion provide the most direct indicator for whether banks are taking the near-term steps necessary to realign their financing activities with a 1.5°C world. Financing for any continued expansion of coal power and coal mining must cease, both for new projects and the companies behind those projects, and coal financing must be rapidly phased out between now and 2030. Arctic and oil sands extraction is inconsistent with limiting warming to 1.5°C, economically unviable due to elevated production costs, and fraught with additional environmental and human rights risks; best practice among global banks restricts financing in these areas, as first steps on financing for the oil and gas industry.15

Key data sources:

-	Rainforest Action Network (RAN), Banking on Climate Chaos report[16]

Disclosures and measurement

Given the challenges in appropriately measuring and disclosing the full scope of banks’ financed emissions, banks must move immediately to put in place a process for measuring and disclosing climate impact. A key indicator of any bank’s commitment to doing so is whether it has joined the Partnership for Carbon Accounting Framework (PCAF), the leading international effort to develop and standardize robust greenhouse gas emissions accounting standards for financial institutions.17 Membership in PCAF requires a financial institution to measure and disclose greenhouse gas emissions associated with its loans and investments within three years, using standardized accounting methodologies, to enable alignment with the Paris Agreement.18

Key data sources:

-	Partnership for Carbon Accounting Framework signatories[19]
-	Rainforest Action Network, Banking on Climate Chaos report[20]

1 Rainforest Action Network (RAN), Banking on Climate Chaos 2021, http://bankingonclimatechaos.org, at 13.

2 RAN 2021, http://bankingonclimatechaos.org, at 22.

3https://www.businesswire.com/news/home/20210308005799/en/Wells-Fargo-Sets-Goal-to-Achieve-Net-Zero-Greenhouse-Gas-Emissions-by-2050

4 Ibid.

5 https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/climate-disclosure.pdf see esp. at 5 and 25. [Wells TCFD Report]

6 RAN 2021, http://bankingonclimatechaos.org, at 22.

7 https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/climate-disclosure.pdf, at 5 and 25. [Wells TCFD Report]

8 https://www.wellsfargo.com/about/corporate-responsibility/environmental-social-risk-management/

9 https://carbonaccountingfinancials.com/financial-institutions-taking-action#overview-of-financial-institutions, accessed on 3/26/21

10 Wells TCFD Report says it calculates “several relevant categories of Scope 3 emissions” but these do not include emissions from financed investments. [Wells TCFD Report at 18, 29]

11 Intergovernmental Panel on Climate Change. Special Report on Global Warming of 1.5 Celsius, https://www.ipcc.ch/sr15/

12 https://sciencebasedtargets.org/

13 https://www.cdp.net/en

14 https://www.ran.org/bankingonclimatechaos2021/

15 https://carbontransfer.wpengine.com/wp-content/uploads/2019/09/Capex-report-2019_Infographic.pdf ; https://www.ran.org/funding_tar_sands/

16 https://www.ran.org/bankingonclimatechaos2021/

17 https://carbonaccountingfinancials.com/financial-institutions-taking-action

18 https://carbonaccountingfinancials.com/join-pcaf

19 https://carbonaccountingfinancials.com/financial-institutions-taking-action

20 https://www.ran.org/bankingonclimatechaos2021/